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
------                           U.S. SECURITIES AND EXCHANGE COMMISSION            -------------------------------
FORM 4                                    WASHINGTON, D.C. 20549                             OMB APPROVAL
------                                                                              -------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP         OMB NUMBER            3235-0287
/ / Check this box if no                                                            EXPIRES:       FEBRUARY 1, 1997
    longer subject to                                                               ESTIMATED AVERAGE BURDEN
    Section 16. Form 4                                                              HOURS PER RESPONSE      ....0.5
    or Form 5 obligations                                                           -------------------------------
    may continue. See
    Instruction 1(b).
                   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the
                 Public Utility Holding Company Act of 1934 or Section 30(f) of the Investment Company Act of 1940
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
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1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
Johnson, Jr.      George            D.         Florida Panthers Holdings, Inc.    "PUCK"          Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for        X Director         10% Owner
                                                  Number of Reporting        Month/Year         ----              ---
                                                  Person (Voluntary)            3-97                Officer (give    Other (Specify
100 Northeast Third Avenue, Second Floor                                  ------------------    ----        title ---       below)
---------------------------------------------                             5. If Amendment,                  below)
                 (Street)                                                    Date of Original
                                                                             (Month/Year)
                                                                                                    --------------------------------
Fort Lauderdale,  Florida           33301                                        N/A
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  (City)           (State)           (Zip)       TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/                                                                      Indirect       Owner-
                                   Year)                                                                     (I)            ship
                                          --------------------------------------------                       (Instr. 4)     (Instr.
                                          Code    V      Amount   (A) or (D)     Price                                      4)
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                                                 [Table I continured on next page]
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
Class A Common Stock                3-4-97      J(1)       --    451,248 sh.      A      --      842,248 sh.   I    *By GDI, Jr.
                                                                                                                    Investments L.P.
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                                                                                                  15,000 sh.   I    *By Spouse
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                                                                                                   3,000 sh.   I    *By GD Johnson,
                                                                                                                    III ESA Trust
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                                                                                                   3,000 sh.   I    *By SP Johnson
                                                                                                                    ESA Trust
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        Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. (Over)
                                             (Print or Type Responses) SEC 1474 (8-92)

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                       FORM 4 TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                    -------------------------- -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    Code  V     (A)     (D)    Exer-   tion       Title   Number of
                                                                               cisable Date               Shares
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Stock Options              $10.00 sh.                --  --     --      --      (2)   11-08-06   Class A  25,000 sh.
                                                                                                 Common
                                                                                                 Stock
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security;                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Stock Options                   25,000 sh.                 D                           N/A
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Explanation of Responses:  (1) Represents shares acquired in connection with the sale of indirect ownership interests in the Pier 66 and Bahia Mar Hotels to Florida Panthers Holdings, Inc. on March 4, 1997.
                           (2) The options were acquired on November 8, 1996 and vest in four equal annual installments beginning on November 8, 1997.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.      /s/ George D. Johnson, Jr.    4-10-97
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date
                                                                                                GEORGE D. JOHNSON, JR.

Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
  If space provided is insufficient, see Instruction 5 for procedure.                                             SEC 1474 (8-92)
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